UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Asia Satellite Telecommunications Holdings Limited

(Name of Issuer)

Common Stock, par value HK$0.10 per share

(Title of class of securities)

763991-02-3

(CUSIP Number)

Mi Zeng Xin

Capital Mansion

6 Xinyuan Nan Road

Chaoyang District

Beijing 10004, China

Tel: 8610-6466-5534

with a copy to:

Lawrence Vranka, Jr.

Linklaters

1345 Avenue of the Americas

New York, NY 10105

Tel: 212-903-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed by CITIC Group, CITIC Projects Management (HK) Limited, CITIC Asia Limited, and Able Star Associates Limited, on February 20, 2007 (the “Schedule 13D”), as amended by Amendment No. 1 filed on April 4, 2007, and Amendment No. 2 filed on April 25, 2007, relating to the common stock, par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Schedule 13D, and the Joint Announcement filed as Exhibit 99.5 thereto.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

On April 24, 2007, AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited jointly issued a press release (the “Second Press Release”), announcing the cancellation of the Proposals and the indefinite adjournment of the Meetings and resumption of trading of AsiaSat Shares. This item is qualified in its entirety by reference to the Second Press Release, which is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following exhibits:

99.10	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 24, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2007	CITIC GROUP

/s/ Mi Zeng Xin
By: Mi Zeng Xin
Title: Director

CITIC PROJECTS MANAGEMENT (HK) LIMITED

/s/ Mi Zeng Xin
By: Mi Zeng Xin
Title: Director

CITIC ASIA LIMITED

/s/ Mi Zeng Xin
By: Mi Zeng Xin
Title: Director

ABLE STAR ASSOCIATES LIMITED

/s/ Mi Zeng Xin
By: Mi Zeng Xin
Title: Director

EXHIBIT INDEX

Exhibit No.
99.10	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 24, 2007